
07005203


SEC MAIL
RECEIVED
PROCESSING
MAR 1 4 2007
WASH, D.C.
190
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GUZMAN & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Aragon Avenue
(No. and Street)

Coral Gables, (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leopoldo E. Guzman (305) 374-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leopoldo E. Guzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GUZMAN & COMPANY, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title


ROSARIO RIOS ALVAREZ
Comm# DD0395338
Expires 7/13/2007
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2006


SEC MAIL
PROCESSING
RECEIVED
MAR 1 4 2007
WASH. D.C.
190
SECTION

GUZMAN & COMPANY AND SUBSIDIARIES

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Guzman & Company and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Guzman & Company and Subsidiaries (the "Company") as of December 31, 2006. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guzman & Company and Subsidiaries at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 5, 2007

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 2,274,503
Cash segregated under regulatory requirements	88,385
Deposits with clearing organizations	100,000
Receivable from broker-dealers and clearing organizations	1,137,084
Other receivables	635,724
Securities owned:	
Marketable, at market value	16,260,251
Not readily marketable, at estimated fair value	10,000
Prepaid expenses and deposits	153,124
Furniture, equipment and leasehold improvements, net	124,634
	$ 20,783,705

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased, at market	$ 6,624,298
Payable to broker-dealers and clearing organizations	2,244,218
Accrued pension plan costs	794,076
Accounts payable and accrued expenses	719,898
	10,382,490
SUBORDINATED BORROWINGS	4,000,000
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock, par value $1.00 per share, 7,500 shares authorized; 2,000 shares issued and outstanding	2,000
Additional paid-in capital	400,645
Retained earnings	5,998,570
	6,401,215
	$ 20,783,705

The accompanying notes are an integral part of this consolidated financial statement.

NOTE 1. ORGANIZATION

Guzman & Company and Subsidiaries (the "Guzman" or "Company") is a Florida corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the New York Stock Exchange ("NYSE"), the Boston Stock Exchange, the National Association of Securities Dealers, Inc. ("NASD"), The Nasdaq Stock Market, Inc. ("NQX"), the International Securities Exchange ("ISE") and the Chicago Stock Exchange ("CSE").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statement includes the accounts of the Company and its wholly-owned subsidiaries. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. All material intercompany balances and transactions are eliminated in consolidation.

Investments

Marketable securities are recorded at market value, and securities not readily marketable are valued at fair value as determined by management.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are stated at cost. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, on the straight-line method. Leaseholds improvements are depreciated over the life of the lease. The Company also capitalizes certain costs incurred in connection with developing or obtaining internal use software. These costs consist of payments made to third parties and the salaries of employees working on such software development.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the assets to the asset's carrying amount.

Fair Value of Financial Instruments

The Company considers the amounts presented for financial instruments on the consolidated statement of financial condition to be reasonable estimates of fair value based on maturity dates and repricing characteristics.

Income Taxes

The Company and its stockholders have elected to be taxed as an "S" Corporation under Section 1361 of the Internal Revenue Code. The individual stockholders include any income or loss on their tax returns.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2006. The actual outcome of the estimates could differ from the estimates made in the preparation of the consolidated statement of financial condition.

Guarantees

The Company guarantees notes payable in the amount of $2,600,000 secured by mortgages on real estate property owned by Aragon Galiano Holdings, LLC. ("Aragon"), a company related by common ownership. As of December 31, 2006, the Company had included in prepaid expenses $75,000 of property management fees to Aragon. The Company believes the likelihood is remote that material payments will be required under these notes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Variable Interest Entity

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For variable interests in VIEs created before January 1, 2004, the Interpretation is applicable no later than the beginning of the first annual reporting period beginning after December 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

On January 1, 2005 the Company applied the provisions of FIN 46R to VIEs created before January 1, 2004. Consequently, the Company determined that it had a variable interest in Aragon due to the guarantee of certain debt by the Company. The Company also determined that it was not the primary beneficiary of Aragon and accordingly the financial statements of Aragon need not be consolidated with the Company as of December 31, 2006. As of December 31, 2006, the Company's exposure related to the guaranteed debt was approximately $2,600,000.

Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132R"

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132R" ("FASB No. 158"). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal years ending after December 15, 2006. For private companies this statement is effective for fiscal years ending after June 15, 2007. The Company does not believe FASB No. 158 will have any material effect on its financial statement.

NOTE 3. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Guzman & Company (Broker-Dealer)	Other	Total
Total assets	$ 20,748,986	$ 34,719	$ 20,783,705
Stockholders' equity	$ 6,366,496	$ 34,719	$ 6,401,215

Stockholders' equity in the amount of $6,366,496 and $4,000,000 in subordinated liabilities of the broker-dealer is included as capital in a consolidated computation of the Company's net capital, because the assets of this Company are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1. The accounts of the other subsidiaries are not included in the computation.

NOTE 4. CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

Cash of $88,385 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2006 were $1,137,084.

The Company clears its proprietary and customers' transactions on a fully disclosed basis through various broker-dealers. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2006, the aggregate required minimum level of capital under all clearing agreements was $100,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

NOTE 6. SECURITIES OWNED AND SOLD, NOT YET PURCHASED, at market

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, not yet Purchased
Obligations of U.S. government	$ 6,003,729	$ -
Corporate bonds, debentures and notes	388,819	-
Corporate stocks	9,867,703	6,624,298
	$ 16,260,251	**$ 6,624,298**

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2006, these securities at estimated fair values consist of the following:

Equities	**$ 10,000**

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker/dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At various times during the year, the Company had cash deposits in excess of federally insured limits.

NOTE 8. NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company's "Net Capital" was $4,473,033 and the "Required Net Capital" was $425,698. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 1.43 to 1.

NOTE 9. SUBORDINATED BORROWINGS

The Company has three subordinated loan agreements with its majority stockholder which bear interest at 18% per year and they mature as follow:

Due in June 2007	$ 2,500,000
Due in July 2008	1,500,000
	$ 4,000,000

The subordinated borrowings are covered by agreements approved by the NYSE and are thus allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (NOTE 8).

NOTE 10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net

Furniture, equipment and leasehold improvements are summarized as follows:

Office equipment	$ 677,644
Furniture and fixtures	19,082
Leasehold improvements	17,645
	714,371
Less accumulated depreciation	(589,737)
	$ 124,634

NOTE 11. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is obligated under a noncancelable operating lease for office space through May 2008. At December 31, 2006, future minimum rental commitments under the noncancelable lease were approximately as follows:

Year ending December 31,	
2007	$ 26,000
2008	11,000
	$ 37,000

NOTE 11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company, if disposed of unfavorably.

NOTE 12. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Company has a profit sharing plan and a 401(k) Plan that covers substantially all employees. The Company's contributions to the 401(k) Plan and the profit sharing plan are at the discretion of the Board of Directors.

Noncontributory Defined Benefit Retirement Plan

During 2005, the Company adopted a noncontributory defined benefit retirement plan covering certain employees. The benefits consist of 10% of the participants average compensation multiplied by his or her years of benefit service as a participant since January 1, 2005 at normal retirement date or earlier termination of employment up to a maximum of 6 years. As of December 31, 2006, the Company has contributed $243,787 for 2005 and the benefit obligation amounts to $1,006,437.

The following sets forth information regarding the plan as of December 31, 2006:

Benefit obligation	$ 1,006,437
Fair value of plan assets	255,193
Funded status	$ (751,244)
Accrued costs	$ 794,076
Accumulated benefit obligation	$ 657,467

NOTE 12. EMPLOYEE BENEFIT PLANS (CONTINUED)

Noncontributory Defined Benefit Retirement Plan (continued)

Assumptions used to determine benefit obligation:

Discount rate	5.75%
Rate of compensation increase	3.50%
Benefits paid	-
Assumptions used to determine net cost:	
Discount rate	5.50%
Expected long-term return on plan assets	7.50%
Rate of compensation increase	3.50%

The plan was funded during 2006 and, as of December 31, 2006, is invested solely in cash equivalents. It is the intention of management to invest the funds of the plan in publicly traded equities, including, without limitation, exchange traded funds ("ETFs") and mutual funds. ETFs may be based on domestic or foreign equities or fixed income securities. The plan will not use options or futures.

Unfunded accrued pension costs as of December 31, 2006 are $794,076 and are included in the Company's consolidated statement of financial condition.

There are no plan benefits expected to be paid during the next four years. Thereafter, the benefit plan is expected to make benefit payments, which reflect expected future service, as appropriate, amounting to $1,648,702 (the expected benefit payments assume a lump sum form of payment using the discount rate of 5.75%).

NOTE 13. SUBSEQUENT EVENTS

On January 10, 2007, the Company declared a dividend in the amount of $2,000,000 which was paid on January 12, 2007.

On February 20, 2007, effective March 9, 2007, the Company's management decided to terminate the noncontributory defined benefit retirement plan. As a result, employees do not earn additional defined benefit for future services.

At the date of the plan termination, the portion of the projected benefit obligation based on expected future compensation is estimated to be approximately $349,000, and the portion of nonvested benefits is estimated to be approximately $527,000.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

To the Board of Directors and Stockholders
Guzman & Company and Subsidiaries

In planning and performing our audit of the consolidated financial statement of Guzman & Company and Subsidiaries (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
March 5, 2007

END